Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Legal Name	Country
Websense International Limited	Ireland
Websense SC Holdings Limited	United Kingdom
Websense SC Operations Limited	United Kingdom
Websense UK Limited	United Kingdom
Websense (Australia) Pty. Ltd	Australia
Websense Network Security Technology R&D (Beijing) Co. Ltd.	China
Websense S.C. Pty. Ltd	Australia